Exhibit 99.10

PACIFIC THERAPEUTICS SIGNS LOI TO SELL FIBROSIS AND ERECTILE
DYSFUNCTION THERAPEUTICS TECHNOLOGIES

VANCOUVER, BC, Canada – May 19, 2015– Pacific Therapeutics Ltd. (CSE: PT) (OTC Markets: PCFTF) (Frankfurt: 1P3) (the “Company”) is a clinical stage specialty pharmaceutical company focused on the repurposing and reformulation of existing FDA approved drugs for large markets. The Company’s lead programs focus on diseases of excessive scarring (fibrosis) and erectile dysfunction (ED) which are $1 billion plus market opportunities.

Mr. Doug Unwin, President and CEO of Pacific Therapeutics Ltd. (the “Company”) is pleased to announce that it has signed a binding letter of intent (LOI) with Pilotage South Corp. of Wyoming (Pilotage) to sell the Company’s technology assets for the development of therapies for fibrosis (PTL-202) and erectile dysfunction (ED) (PTL-2015). In return for the assets Pilotage or its assignee will issue to the Company a note for 15,000,000 common shares of Pilotage or its assignee. In addition on the sale of the Company’s therapeutic assets to a third party, the Company will receive 6% of the value of that transaction. Between the closing of the asset sale to Pilotage and the issuance of the 15,000,000 common shares, Pilotage will pay to the Company an annual maintenance fee of $50,000. Pilotage or assignee will also assume up to $500,000 of debt owed to officers and directors of the company clearing these liabilities from the Company’s balance sheet.

The note has a 5 year term. If the shares are not issued to the Company within 3 years then the Company may trigger the exchange of the shares for the note. If at the end of the term the shares have not been issued then Pilotage must return the assets to the Company.

In the event that the Company’s shareholders do not approve this transaction at a special general meeting then Pilotage will be eligible for a break fee of $100,000 payable in cash or shares of the Company.

ABOUT PACIFIC THERAPEUTICS LTD.

The Company’s strategy includes reformulating approved drugs to increase efficacy and patient compliance, while reducing side effects, as well as completing the further clinical testing, manufacturing and other regulatory requirements sufficient to seek marketing authorizations. This strategy may reduce the risk, time and cost of developing therapies by avoiding the risks associated with basic research and using compounds with unknown safety and toxicity profiles.

Sales of ED therapies by the market leader alone exceeded $1.9 billion in 2011. The sublingual formulation of PTL-2015 may improve on existing drugs for erectile dysfunction potentially acting faster and with fewer side effects. As large pharmaceutical companies lose their patents on these drugs the opportunity has developed for innovative formulations of drugs for ED.

409 Granville Street Suite 1500, Vancouver, BC V6C 1T2
Ph: (604) 738-1049         Fax: (604) 738-1094

Pacific Therapeutics Ltd. lead drug candidate for fibrosis (progressive scarring of the organ), PTL-202 is a combination of Pentoxifylline an FDA approved drug and N-Acetyl-Cysteine (NAC) an amino acid and an extremely potent and important antioxidant. The Company has completed an initial clinical trial of the combination with positive results.

“It’s estimated that 45 % of all deaths are related to fibrotic changes” World Health Organization Feb, 2008.

Worldwide, there are over 5,000,000 people living with Idiopathic Pulmonary Fibrosis (IPF), (IPF Coalition). IPF therapy sales across the US, France, Germany, Italy, Spain, and the UK are forecast to rise to over $1.1 billion by 2017, at a Compound Annual Growth Rate (CAGR) of 86.6% (RnR Market Research, 2013). IPF kills more patients per year than either prostate or breast cancer. InterMune Inc. who’s lead product treats pulmonary fibrosis was recently sold to Roche Holdings for $8.3 billion proving the value of a therapy for fibrosis.

For further information visit our website at www.pacifictherapeutics.com or email us at doug.unwin@pacifictherapeutics.com

Douglas H. Unwin, CEO & President
(604) 738-1049
doug.unwin@pacifictherapeutics.com

FORWARD LOOKING STATEMENTS
Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Readers should not place undue reliance on the Company’s forward-looking statements, as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that such forward-looking statements will materialize. The Company does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws.

409 Granville Street Suite 1500, Vancouver, BC V6C 1T2
Ph: (604) 738-1049         Fax: (604) 738-1094